Exhibit 99.1

China New Borun Announces First Quarter 2017 Unaudited

Financial Results

Company Beats First Quarter Revenue Guidance

1Q17 Gross Margin Expanded by 540 Basis Points Year-Over-Year

1Q17 Net Income Increased by 77.9% Year-Over-Year

Beijing, China, May 29, 2017 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced its unaudited financial results for the first quarter ended March 31, 2017.

Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, commented on the results, “We are pleased with our first quarter’s significant accomplishments, as revenue of RMB515.9 million ($74.8 million) comfortably exceeded the high end of our previous revenue guidance while gross margin and net income expanded to a five-year high of 17.6% and RMB44.9 million ($6.5 million), respectively.

Benefiting from factory maintenance and upgrade that were proactively conducted in the fourth quarter of 2016, we achieved excellent utilization during the first quarter. Importantly, driven by solid demand from a healthy baijiu industry, the average selling price of edible alcohol decreased modestly by 1.1% sequentially, while our cost of corn improved at a better rate during the quarter, fueling our strong gross margin expansion.

By the end of first quarter of 2017, we completed our annual corn pre-purchase plan of 600,000 tons, as we anticipate corn prices will gradually increase during the non-harvest season. This May, corn price has risen by over 10% compared to the corn price level during the first quarter. We believe as corn prices increase in this non-harvest season, we are well-positioned to benefit from our corn sourcing advantage,” Mr. Wang concluded.

First Quarter 2017 Quick View

•	Total revenue increased 6.0% to RMB515.9 million ($74.8 million1) from RMB486.6 million in the first quarter of 2016.

•	Gross profit increased 52.4% to RMB90.7 million ($13.1 million) from RMB59.5 million in the first quarter of 2016.

•	Net income increased 77.9% to RMB44.9 million ($6.5 million) from RMB25.3 million in the first quarter of 2016.

•	Basic and diluted earnings per American Depositary Share ("ADS") were RMB1.75 ($0.25) for the quarter ended March 31, 2017. Each ADS represents one of the Company's ordinary shares.

1 This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the period ended March 31, 2017 were made at a rate of RMB6.8993 to USD1.00, the rate published by the People’s Bank of China on March 31, 2017. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

First Quarter 2017 Financial Performance

For the first quarter of 2017, revenue increased by 6.0% year-over-year to RMB515.9 million ($74.8 million) from RMB486.6 million in the same period of 2016. The increase in revenue was mainly attributable to higher sales volume of edible alcohol and its by-products.

Revenue breakdown by product lines is as follows:

•	Revenue from edible alcohol increased by 3.2% to RMB355.9 million ($51.6 million) in the first quarter of 2017, compared to RMB344.8 million in the first quarter of 2016. The sales volume of edible alcohol in the first quarter of 2017 increased by 20.9% year-over-year to 89,128 tons, while the average selling price of edible alcohol decreased by 14.6% year-over-year to RMB3,994 per ton.

•	Revenue from DDGS Feed increased by 40.1% to RMB123.8 million ($17.9 million) in the first quarter of 2017, compared to RMB88.4 million in the first quarter of 2016. The sales volume of DDGS Feed in the first quarter of 2017 increased by 36.9% year-over-year to 77,146 tons, and the average selling price increased by 2.3% year-over-year to RMB1,605 per ton.

•	Revenue from liquid carbon dioxide increased by 61.7% to RMB5.5 million ($0.8 million) in the first quarter of 2017, compared to RMB3.4 million in the first quarter of 2016. The sales volume of liquid carbon dioxide in the first quarter of 2017 increased by 32.8% year-over-year to 30,604 tons, and the average selling price increased by 21.8% year-over-year to RMB181 per ton.

•	Revenue from crude corn oil decreased by 44.3% to RMB16.0 million ($2.3 million) in the first quarter of 2017, compared to RMB28.7 million in the first quarter of 2016. The sharp decrease in revenue was mainly due to the suspension of production of the crude corn oil at the Daqing facility during the first quarter, as the Company is currently in the process of renewing the facility’s production authorization. Revenue from crude corn oil in the first quarter of 2017 only represented the sales made by the Shandong facility. The sales volume of crude corn oil in the first quarter of 2017 decreased by 42.7% year-over-year to 2,536 tons, and the average selling price decreased by 2.8% year-over-year to RMB6,300 per ton.

•	Revenue from CPE decreased by 31.3% to RMB14.6 million ($2.1 million) in the first quarter of 2017, compared to RMB21.3 million in the first quarter of 2016. The sales volume of CPE in the first quarter of 2017 decreased by 22.2% year over year to 1,944 tons, and the average selling price decreased by 11.6% to RMB7,515 per ton. The sharp decrease in sales volume of CPE was mainly due to the temporary shutdown for maintenance and upgrades in February, and the production line was back into production in March 2017.

During the first quarter of 2017, gross profit increased by 52.4% to RMB90.7 million ($13.1 million) from RMB59.5 million in the same period of 2016. Gross margin for the first quarter of 2017 increased to 17.6%, from 12.2% in the same period of 2016, which was primarily attributable to the steeper decrease in average corn cost, compare with selling price of edible alcohol.

Operating income increased by 64.2% to RMB76.2 million ($11.0 million) in the first quarter of 2017, from RMB46.4 million in the same period of 2016, primarily attributable to higher gross profit earned.

Selling expenses decreased by RMB0.2 million, or 15.4% to RMB0.9 million ($0.1 million) in the first quarter of 2017, from RMB1.1 million in the same period of 2016.

General and administrative expenses increased by RMB1.6 million, or 13.3% to RMB13.6 million ($2.0 million) in the first quarter of 2017, from RMB12.0 million in the same period of 2016.

Income tax expenses in the first quarter of 2017 were RMB15.0 million ($2.2 million), representing an effective tax rate of 25.0%.

Net income increased by 77.9% to RMB44.9 million ($6.5 million) in the first quarter of 2017, compared to RMB25.3 million in the same quarter of 2016. In the first quarter of 2017, basic and diluted earnings per share and per ADS were RMB1.75 ($0.25), and the Company had 25.7 million weighted average basic and diluted shares outstanding.

As of March 31, 2017, cash and bank deposits of RMB956.7 million ($138.7 million) increased by RMB161.4 million, compared with RMB795.3 million as of December 31, 2016. Cash flows generated from operating activities for the first quarter of 2017 amounted to RMB23.9 million ($3.5 million), compared with RMB138.2 million in the first quarter of 2016. The decrease in cash from generated from operations was mainly because the Company pre-purchased more corn during the quarter, which should be sufficient to meet the Company’s production needs during the non-harvest season in 2017.

Financial Outlook

Reflecting the solid demand for edible alcohol and its by-products, the Company anticipates strong sales volume and high capacity utilization. However, as the price of edible alcohol and its by-products will likely decrease on a year-over-year basis due to lower corn cost. The Company estimates that its revenue for the second quarter of 2017 will be in the range of RMB535 million ($77.5 million) to RMB560 million ($81.2 million), an increase of approximately 0.9% to an increase of approximately 5.6% over the same quarter of 2016.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Borun's management will hold a corresponding earnings conference call and live webcast at 8:00 a.m. E.T. on Tuesday, May 30, 2017 (8:00 p.m. Beijing time on Tuesday, May 30, 2017) to discuss the results and highlights from the first quarter 2017 and answer questions from investors. A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free:	1-866-519-4004
US Toll/International:	1-845-675-0437
Hong Kong Toll Free:	800-906-601
Hong Kong Toll:	852-3018-6771
China Toll Free:	800-819-0121
China Toll Free (Mobile):	400-620-8038
Conference ID:	21993671

A replay of the webcast will be accessible through June 7, 2017 on http://ir.chinanewborun.com or by dialing:

United States toll free:	1-855-452-5696
International:	61-2-8199-0299
Passcode	21993671

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in China. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production, and CPE that is widely used in chemical industries. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at http://www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Asia Bridge Capital Limited

Wendy Sun

Phone:	+86-10-8556-9033 (China)
+1-888-870-0798 (U.S.)

Email: wendy.sun@asiabridgegroup.com

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2016	March 31, 2017
	RMB	RMB	US$
Assets
Cash	795,329,065	956,698,426	138,666,013
Trade accounts receivable, net of allowance for doubtful accounts of RMB nil and RMB nil (US$ nil), as of December 31, 2016 and March 31, 2017, respectively	415,621,572	370,477,024	53,697,770
Inventories	602,628,839	925,943,059	134,208,262
Advance to suppliers	245,977,475	274,264	39,752
Other receivables	81,055,814	129,867,143	18,823,235
Prepaid expenses	3,325,225	2,121,422	307,484
Total current assets	2,143,937,990	2,385,381,338	345,742,516
Property, plant and equipment, net	876,240,529	848,241,813	122,946,069
Land use right, net	130,460,205	129,752,061	18,806,554
Total assets	3,150,638,724	3,363,375,212	487,495,139

Liabilities and shareholders’ equity
Trade accounts payable	23,643,261	29,203,612	4,232,837
Accrued expenses and other payables	47,614,155	52,625,658	7,627,681
Income taxes payable	12,242,364	25,115,562	3,640,306
Short-term borrowings	905,170,000	1,049,170,000	152,069,050
Total current liabilities	988,669,780	1,156,114,832	167,569,874
Bonds payable
Outstanding principal amount of RMB300,000,000, bearing fixed annual interest rate of 6.5%, with maturity on November 2, 2021 (less unamortized debt issuance costs based on imputed interest rate of 6.75% of RMB6,830,549 and RMB6,470,779 ($937,889) as of December 31, 2016 and March 31, 2017, respectively)	293,169,451	293,529,221	42,544,783
Total liabilities	1,281,839,231	1,449,644,053	210,114,657

Shareholders’ equity
Ordinary share – par value of RMB0.0068259, 25,725,000 shares authorized, issued and outstanding as of December 31, 2016 and March 31, 2017, respectively	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	67,852,128
Retained earnings – appropriated	153,533,656	153,533,656	22,253,512
Retained earnings – unappropriated	1,247,519,969	1,292,444,624	187,329,820
Accumulated other comprehensive loss	(561,915)	(554,904)	(80,703)
Total shareholders’ equity	1,868,799,493	1,913,731,159	277,380,482
Total liabilities and shareholders’ equity	3,150,638,724	3,363,375,212	487,495,139

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the three-month period ended,
	March 31, 2016	December 31, 2016	March 31, 2017
	RMB	RMB	RMB	US$

Revenues	486,582,235	513,471,966	515,909,331	74,777,054
Cost of goods sold	427,070,211	467,502,403	425,204,202	61,630,050
Gross profit	59,512,024	45,969,563	90,705,129	13,147,004
Operating expenses:
Selling	1,084,968	907,214	918,341	133,106
General and administrative	12,033,658	14,996,132	13,631,619	1,975,797
Total operating expenses	13,118,626	15,903,346	14,549,960	2,108,903
Operating income	46,393,398	30,066,217	76,155,169	11,038,101

Other (income) expenses:
Interest income	(1,994,062)	(919,059)	(755,127)	(109,450)
Interest expense	14,738,258	14,256,960	17,044,745	2,470,504
Others, net	(19,273)	(4,009,834)	(33,989)	(4,926)
Total other expense, net	12,724,923	9,328,067	16,255,629	2,356,128
Income before income taxes	33,668,475	20,738,150	59,899,540	8,681,973
Income tax expense	8,417,118	5,184,537	14,974,885	2,170,493
Net income	25,251,357	15,553,613	44,924,655	6,511,480

Earnings per share:
Basic and diluted	0.98	0.60	1.75	0.25
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000